

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 16, 2013

<u>Via E-mail</u>
Mr. Darryl Marsch
Senior Vice President, General Counsel and Secretary
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103

> **Re: Krispy Kreme Doughnuts, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 25, 2013**
> **File No. 001-16485**

Dear Mr. Marsch:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Christopher J. Gyves, Esq.
Womble Carlyle Sandridge & Rice, LLP

Melissa Sawyer, Esq.
Sullivan & Cromwell LLP